Exhibit 99.1

Yandex Announces Fourth Quarter and Full-Year 2011 Financial Results

MOSCOW AND THE HAGUE, February 22, 2012, Yandex (NASDAQ: YNDX), the leading internet company in Russia operating the country’s most popular search engine and most visited website, today announced its financial results for the fourth quarter and the full year ended December 31, 2011.

Q4 2011 Financial Highlights

•                  Revenues of RUR 6.4 billion ($200.0 million(1)), up 56% compared with Q4 2010
Ex-TAC revenues(2) (excluding traffic acquisition costs) up 50% compared with Q4 2010

•                  Income from operations of RUR 2.6 billion ($80.8 million), up 44% compared with Q4 2010

•                  Adjusted EBITDA(2) of RUR 3.3 billion ($101.5 million), up 48% compared with Q4 2010

•                  Operating margin of 40.4%

Adjusted EBITDA margin(2) of 50.8%

Adjusted ex-TAC EBITDA margin(2) of 60.1%

•                  Net income of RUR 2.1 billion ($65.9 million), up 51% compared with Q4 2010

•                  Adjusted net income(2) of RUR 2.2 billion ($68.3 million), up 50% compared with Q4 2010

•                  Net income margin of 33.0%

Adjusted net income margin(2) of 34.1%

Adjusted ex-TAC net income margin(2) of 40.4%

FY 2011 Financial Highlights

•                  Revenues of RUR 20.0 billion ($622.2 million(1)), up 60% compared with FY 2010

Ex-TAC revenues(2) (excluding traffic acquisition costs) up 56% compared with FY 2010

•                  Income from operations of RUR 7.0 billion ($218.5 million), up 46% compared with FY 2010

•                  Adjusted EBITDA(2) of RUR 9.2 billion ($286.9 million), up 50% compared with FY 2010

•                  Operating margin of 35.1%

Adjusted EBITDA margin(2) of 46.1%

Adjusted ex-TAC EBITDA margin(2) of 54.2%

•                  Net income of RUR 5.8 billion ($179.3 million), up 51% compared with FY 2010

Adjusted net income(2) of RUR 6.0 billion ($186.5 million), up 51% compared with FY 2010

•                  Net income margin of 28.8%

Adjusted net income margin(2) of 30.0%

Adjusted ex-TAC net income margin(2) of 35.2%

“Yandex demonstrated strong traffic and revenue growth, capping off results for 2011 at the top end of our guidance range and building upon our clear leadership in the Russian search market,” said Arkady Volozh, Chief Executive Officer of Yandex. “During the past year we continued to innovate and offer new services that make a difference in the lives of our users, including those in Turkey, our first market outside the CIS. This past year’s significant investments in talent and infrastructure, along with our focus on the needs of users, position us well going forward. We will continue to develop a broad range of services that complement our core search platform, including maps and personal services on the desktop and on mobile platforms, emphasizing collaboration with our strategic partners.”

(1)  Pursuant to SEC rules regarding convenience translations, Russian ruble (RUR) amounts have been translated into U.S. dollars at a rate of RUR 32.1961 to $1.00, the official exchange rate quoted as of December 31, 2011 by the Central Bank of the Russian Federation.

(2)  This is a non-GAAP financial measure. Please see “Use of Non-GAAP Financial Measures” below for a discussion of how we define this non-GAAP financial measure. You will find a reconciliation of this non-GAAP financial measure to the most directly comparable US GAAP measure in the accompanying financial tables at the end of this release.

The following table provides a summary of key financial results for the three months ended December 31, 2010 and 2011 and fiscal years 2010 and 2011:

	Three months ended December 31,			Twelve months ended December 31,
In RUR millions	2010	2011	Change	2010	2011	Change
Revenues	4,125	6,439	56%	12,500	20,033	60%
Ex-TAC revenues(2)	3,618	5,437	50%	10,927	17,035	56%
Income from operations	1,807	2,603	44%	4,823	7,034	46%
Adjusted EBITDA(2)	2,206	3,269	48%	6,164	9,237	50%
Net income	1,410	2,123	51%	3,817	5,773	51%
Adjusted net income(2)	1,470	2,198	50%	3,968	6,003	51%

Q4 2011 Operational Highlights

•                  Share of Russian search market averaged 60.8% in Q4 2011 (according to LiveInternet)

•                  SERPs (search engine result pages) grew 36% from Q4 2010

•                  Number of advertisers was more than 173,000, up 43% from Q4 2010 and up 10% from Q3 2011. For FY2011, the number of advertisers increased by 44% to more than 270,000

•                  Acquisition of the mobile business of SPB Software

•                  Important partnerships in mobile: Yandex became the default search engine on Windows Phone in Russia and bada phones in the CIS

•                  Built upon our launch in Turkey by adding a new map service that includes built-in traffic maps as well as panoramic street images of Istanbul and Ankara

Revenues

	Three months ended December 31,			Twelve months ended December 31,
In RUR millions	2010	2011	Change	2010	2011	Change
Advertising revenues:
Text-based advertising
Yandex websites	3,079	4,405	43%	9,454	14,590	54%
Ad network	449	1,037	131%	1,506	2,922	94%
Total text-based advertising	3,528	5,442	54%	10,960	17,512	60%
Display advertising	501	864	72%	1,229	2,096	71%
Total advertising revenues	4,029	6,306	57%	12,189	19,608	61%
Online payment commissions	82	115	40%	263	383	46%
Other	14	18	29%	48	42	(13)%
Total revenues	4,125	6,439	56%	12,500	20,033	60%

Text-based advertising revenues, accounting for 85% of total revenues in Q4 2011, continued to determine overall top-line performance.

(2) This is a non-GAAP financial measure. Please see “Use of Non-GAAP Financial Measures” below for a discussion of how we define this non-GAAP financial measure. You will find a reconciliation of this non-GAAP financial measure to the most directly comparable US GAAP measure in the accompanying financial tables at the end of this release.

Text-based advertising revenues from Yandex’s own websites accounted for 68% of total revenues during Q4 2011, and increased by 43% compared with Q4 2010. Text-based advertising revenues from our ad network increased 131% compared with Q4 2010 and contributed 16% of total revenues during Q4 2011. The enhanced performance of our Yandex ad network reflects the addition of Rambler to our ad network in mid-2011 as well as improved monetization from our contextual partner network sites due to improvements in our advertising technology.

Paid clicks on Yandex’s and its partners’ websites, in aggregate, increased 65% in Q4 2011 compared with Q4 2010, while the average cost per click decreased 7% during the same period as a result of our efforts to improve CTR (click through rate) on both our own sites and our ad network, make our platform more attractive to new advertisers primarily from the regions and increase the efficiency of our clients’ advertising spend.

Display advertising revenue, accounting for 13% of total revenues during Q4 2011, increased 72% compared with Q4 2010 reflecting the strong commitment of our display advertising clients to maintaining their presence online.

Online payment commissions accounted for 2% of revenue during Q4 2011, and increased 40% compared with Q4 2010.

Operating Costs and Expenses

Yandex’s operating costs and expenses consist of cost of revenues, product development expenses, sales, general and administrative expenses (SG&A), and depreciation and amortization expenses (D&A). Apart from D&A, each of the above expense categories includes personnel-related costs and expenses, including related share-based compensation expense. Increases across all cost categories, excluding D&A, reflect investments in overall growth, including personnel. In Q4 2011, Yandex added 149 full-time employees, an increase of 5% from September 30, 2011, and up 39% from December 31, 2010. The total number of full-time employees was 3,312 as of December 31, 2011. Total share-based compensation expense increased 50% in Q4 2011.

Costs of revenues, including traffic acquisition costs (TAC)

	Three months ended December 31,			Twelve months ended December 31,
In RUR millions	2010	2011	Change	2010	2011	Change
TAC:
Related to the Yandex ad network	277	665	140%	921	1,853	101%
Related to distribution partners	230	337	47%	652	1,145	76%
Total TAC	507	1,002	98%	1,573	2,998	91%
Total TAC as a % of total revenues	12.3%	15.6%		12.6%	15.0%
Other cost of revenues	288	483	68%	1,012	1,709	69%
Other cost of revenues as a % of revenues	7.0%	7.5%		8.1%	8.5%
Total cost of revenues	795	1,485	87%	2,585	4,707	82%
Total cost of revenues as a % of revenues	19.3%	23.1%		20.7%	23.5%

TAC increased from 14.4% of text-based revenues in Q4 2010 to 18.4% in Q4 2011, resulting primarily from growth in the percentage of our text-based revenues generated from our ad network for the period and, in turn, the growth in the share of those revenues paid to our ad network partners.

Other cost of revenues in Q4 2011 increased 68% compared with Q4 2010, reflecting principally an increase in datacenter-related costs and utilities, personnel expenses and content acquisition costs. The number of people employed in the departments allocated to costs of revenues increased 48%, from 219 as of December 31, 2010 to 325 as of December 31, 2011, with 6 employees added since September 30, 2011.

Product development

	Three months ended December 31,			Twelve months ended December 31,
In RUR millions	2010	2011	Change	2010	2011	Change
Product development	594	853	44%	2,073	3,124	51%
As a % of revenues	14.4%	13.2%		16.6%	15.6%

The increase in product development expenses in Q4 2011 primarily reflects the increase in personnel-related expenses. Headcount in development staff increased 40% from 1,313 as of December 31, 2010, to 1,842 as of December 31, 2011, with 104 employees added since September 30, 2011.

Selling, general and administrative (SG&A)

	Three months ended December 31,			Twelve months ended December 31,
In RUR millions	2010	2011	Change	2010	2011	Change
SG&A	586	916	56%	1,838	3,294	79%
As a % of revenues	14.2%	14.2%		14.7%	16.4%

The increase in SG&A in Q4 2011 was driven primarily by increased personnel-related costs as well as increased advertising and marketing expenses. Headcount in departments whose costs are allocated to SG&A increased 34%, from 853 as of December 31, 2010 to 1,145 as of December 31, 2011, with 39 employees added since September 30, 2011.

Share-based compensation (SBC) expense

SBC expense is included in each of the cost of revenues, product development and SG&A categories discussed above.

	Three months ended December 31,			Twelve months ended December 31,
In RUR millions	2010	2011	Change	2010	2011	Change
SBC expense included in cost of revenues	5	7	40%	16	26	63%
SBC expense included in product development	29	42	45%	87	153	76%
SBC expense included in SG&A	22	35	59%	57	150	163%
Total SBC expense	56	84	50%	160	329	106%
As a % of revenues	1.4%	1.3%		1.3%	1.6%

Total SBC expense increased 50% in Q4 2011 compared with Q4 2010. The increase is primarily related to share-based compensation on options granted to employees in 2010 and 2011, which had fair values significantly higher than previous grants.

Depreciation and amortization (D&A) expense

	Three months ended December 31,			Twelve months ended December 31,
In RUR millions	2010	2011	Change	2010	2011	Change
D&A expense	343	582	70%	1,181	1,874	59%
As a % of revenues	8.3%	9.0%		9.4%	9.4%

D&A expense increased 70% in Q4 2011 compared with Q4 2010, primarily reflecting our considerable recent investments in servers and data centers.

As a result of the factors described above, income from operations was RUR 2.6 billion ($80.8 million) in Q4 2011, a 44% increase from Q4 2010, while adjusted EBITDA reached RUR 3.3 billion ($101.5 million) in Q4 2011, up 48% from Q4 2010.

Interest income in Q4 2011 was RUR 105 million, up from RUR 46 million in Q4 2010. We derive a considerable portion of our interest income from ruble term deposits held in major Russian banks. Investments of our cash held in USD in the Netherlands in bank deposits, money market funds and debt securities generally yield considerably lower returns. Interest income increased principally due to investing more of our cash provided by operating activities in Russia, where our investments earn higher returns. Additionally, we earned significantly more interest income in the Netherlands due to the investment of our IPO proceeds.

Foreign exchange gain in Q4 2011 was RUR 6 million, compared to a foreign exchange loss of RUR 5 million in Q4 2010.  Because the functional currency of Yandex’s operating subsidiaries in Russia is the Russian ruble, changes in the ruble value of these subsidiaries’ monetary assets and liabilities that are denominated in other currencies (primarily U.S. dollar-denominated cash, cash equivalents and term deposits maintained in Russia) due to exchange rate fluctuations are recognized as foreign exchange gains or losses in the income statement. Although the U.S. dollar value of Yandex’s U.S. dollar-denominated cash, cash equivalents and term deposits was not impacted by these currency fluctuations, they resulted in upward and downward revaluations, respectively, of the ruble equivalent of these U.S dollar-denominated monetary assets in Q4 2011 and Q4 2010.

Income tax expense for Q4 2011 was RUR 573 million, up from RUR 441 million in Q4 2010. Our effective tax rate decreased from 23.8% in Q4 2010 to 21.3% in Q4 2011, primarily reflecting a change in our treasury policy following the IPO. In recent years, Yandex’s principal Russian operating subsidiary had been paying dividends to its Netherlands parent company and incurred a 5% withholding tax in Russia when these dividends were paid. Under the new treasury policy, however, management does not currently expect the company’s Russian operating subsidiary to pay dividends to the parent company out of 2011 earnings. Therefore, no accrual for dividend withholding tax was required for 2011.

Adjusted net income in Q4 2011 was RUR 2.2 billion ($68.2 million), a 50% increase from Q4 2010, broadly in line with the underlying operating results. It was positively impacted by a change in the effective income tax rate resulting from the elimination of the dividend withholding tax accrual. Adjusted net income margin was 34% in Q4 2011, compared to 36% in Q4 2010.

Net income was RUR 2.1 billion ($65.9 million) in Q4 2011, up 51% compared with Q4 2010. The higher growth in net income compared with adjusted net income was primarily the result of SBC expenses representing a smaller portion of other operating costs and expenses when comparing Q4 2011 to Q4 2010.

As of December 31, 2011, Yandex had cash, cash equivalents, term deposits (including long-term deposits) and long-term debt securities of RUR 20.7 billion ($642.3 million).

Net operating cash flow and capital expenditures for Q4 2011 were RUR 2.7 billion ($85.0 million) and RUR 1.8 billion ($54.3 million), respectively.

The total number of shares issued and outstanding as of December 31, 2011 was 323,838,731, including 159,217,348 Class A shares, 164,621,382 Class B shares, and one Priority share and excluding Class C shares outstanding solely as a result of conversion of Class B shares into Class A shares; all such Class C shares will be cancelled. There were also options outstanding to purchase up to an additional 14.3 million shares, at a weighted average exercise price of $4.19 per share, of which options to purchase 9.8 million shares were fully vested; and equity-settled share appreciation rights equal to 0.8 million shares, at a weighted average measurement price of $20.80, none of which were vested.

Outlook for 2012

Yandex expects to report full-year ruble-based revenue growth of 40-45% for the full year 2012.

Conference Call Information

Yandex’s management will hold an earnings conference call on February 22, 2012 at 9:00 AM U.S. Eastern Time (6:00 PM Moscow time; 2:00 PM London time).

To access the conference call live, please dial:

US: +1 631 510 7498

UK: +44 (0) 1452 555 566

Russia: 8 10 800 20972044

Passcode: 45285902#

A replay of the call will be available through February 29, 2012. To access the replay, please dial:

US: +1 866 247 4222,

Russia/International: +44 (0) 1452 550 000

Passcode: 45285902#

A live and archived webcast of this conference call will be available at http://investor.shareholder.com/media/Yandex/eventdetail.cfm?eventid=108335

ABOUT YANDEX

Yandex (NASDAQ: YNDX) is the leading internet company in Russia, operating the country’s most popular search engine and most visited website. Yandex also operates in Ukraine, Kazakhstan, Belarus and Turkey. Yandex’s mission is to answer any question internet users may have.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding the planned growth of our business and our anticipated revenue for full-year 2012. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, competitive pressures, changes in advertising patterns, changes in the legal and regulatory environment, technological developments, unforeseen changes in our hiring patterns, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Prospectus dated May 24, 2011, which is on file with the Securities and Exchange Commission and is available on our investor relations website at http://company.yandex.com/investor_relations/sec_filing.xml and on the SEC website at www.sec.gov. Additional risk factor disclosure and related information will also be set forth in our Annual Report in Form 20-F for the year ended December 31, 2011. All information provided in this release and in the attachments is as of February 22, 2012, and Yandex undertakes no duty to update this information unless required by law.

Contacts:

Investor Relations

Dmitry Barsukov, Katya Zhukova

Phone: +7 495 739-70-00

E-mail: askIR@yandex-team.ru

US Investor Contact

The Blueshirt Group, for Yandex

Alex Wellins

Phone: +1 415 217-5861

E-mail: alex@blueshirtgroup.com

Media Relations

Ochir Mandzhikov, Dina Litvinova

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru

USE OF NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with US GAAP, we present the following non-GAAP financial measures: ex-TAC revenue, adjusted EBITDA, adjusted EBITDA margin, adjusted ex-TAC EBITDA margin, adjusted net income, adjusted net income margin and adjusted ex-TAC net income margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable US GAAP measures,” included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

•                  Ex-TAC revenue means US GAAP revenues less total traffic acquisition costs (TAC).

•                  Adjusted EBITDA means net income plus (1) depreciation and amortization, (2) SBC expense and (3) provision for income taxes, less (A) interest income and (B) other income/(expense).

•                  Adjusted EBITDA margin means adjusted EBITDA divided by US GAAP revenues.

•                  Adjusted ex-TAC EBITDA margin means adjusted EBITDA divided by ex-TAC revenue.

•                  Adjusted net income means US GAAP net income plus (1) SBC expense adjusted for the income tax reduction attributable to SBC expense and (2) foreign exchange losses (less foreign exchange gains) adjusted for the (reduction) increase in income tax attributable to the foreign exchange losses (gains).

•                  Adjusted net income margin means adjusted net income divided by US GAAP revenues.

•                  Adjusted ex-TAC net income margin means adjusted net income divided by ex-TAC revenues.

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

In particular, we believe that it may be useful for investors and analysts to review certain measures both in accordance with US GAAP and net of the effect of TAC, which we view as comparable to sales commissions but, unlike sales commissions, are not deducted from US GAAP revenues. By presenting revenue, adjusted EBITDA margin and adjusted net income margin net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners. In addition, SBC is a significant expense item, and an important part of our compensation and incentive programs. However, as it is a non-cash charge, and highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clear picture of our operating performance. Finally, as we hold significant assets in currencies other than our Russian ruble operating currency, and as foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

Although our management uses these measures for operational decision making and considers these non-GAAP financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some costs, particularly share-based compensation, that are recurring. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use to the most directly comparable US GAAP financial measure.

YANDEX N.V.

Unaudited Consolidated Balance Sheets

(in millions of Russian rubles (“RUR”) and U.S. dollars (“$”), except share and per share data)

	As of December 31,
	2010*	2011	2011
	RUR	RUR	$
ASSETS
Current assets:
Cash and cash equivalents	3,371	6,322	196.4
Term deposits	3,361	5,169	160.6
Accounts receivable, net	798	1,250	38.8
Funds receivable, net	49	174	5.4
Prepaid expenses	393	630	19.5
Deferred tax assets	27	297	9.2
Other current assets	196	663	20.6
Total current assets	8,195	14,505	450.5
Property and equipment, net	2,983	6,973	216.6
Intangible assets, net	129	486	15.1
Goodwill	662	1,132	35.2
Long-term prepaid expenses	275	616	19.1
Restricted cash	—	454	14.1
Term deposits	213	2,454	76.2
Investments in non-marketable equity securities	92	569	17.7
Investments in debt securities	—	6,733	209.1
Deferred tax assets	16	11	0.4
Other non-current assets	52	143	4.4
TOTAL ASSETS	12,617	34,076	1,058.4
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	979	1,722	53.4
Taxes payable	582	916	28.4
Deferred revenue	550	900	28.0
Funds payable and amounts due to customers	826	1,174	36.5
Total current liabilities	2,937	4,712	146.3
Deferred tax liabilities	50	189	5.9
Other accrued liabilities	15	222	6.9
Total liabilities	3,002	5,123	159.1
Commitments and contingencies
Shareholders’ equity:
Priority share: €1 par value; 1 share authorized, issued and outstanding	—	—	—
Preference shares: €0.01 par value; nil and 2,000,000,001 shares authorized, nil and nil shares issued and outstanding, respectively	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 4,539,525,900 and 2,000,000,000, Class B: 302,635,060 and 273,764,304, and Class C: 302,635,060 and 276,063,445); shares issued (Class A: 30,058,214 and 159,217,348, Class B: 273,764,304 and 164,621,382, and Class C: 2,299,141 and 109,142,922 respectively); shares outstanding (Class A: 30,051,214 and 159,217,348, Class B: 273,764,304 and 164,621,382, respectively and Class C: nil)	972	595	18.5
Additional paid-in capital	467	12,729	395.3
Accumulated other comprehensive income	148	1,828	56.8
Retained earnings	8,028	13,801	428.7
Total shareholders’ equity	9,615	28,953	899.3
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,617	34,076	1,058.4

* Derived from audited financial statements

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended December 31,
	2010	2011	2011
	RUR	RUR	$
Revenues	4,125	6,439	200.0
Operating costs and expenses:
Cost of revenues(1)	795	1,485	46.1
Product development(1)	594	853	26.5
Sales, general and administrative(1)	586	916	28.5
Depreciation and amortization	343	582	18.1

Total operating costs and expenses	2,318	3,836	119.2

Income from operations	1,807	2,603	80.8
Interest income	46	105	3.3
Other expense, net	(2)	(12)	(0.4)
Net income before income taxes	1,851	2,696	83.7
Provision for income taxes	441	573	17.8

Net income	1,410	2,123	65.9

Net income per Class A and Class B share:
Basic	4.64	6.57	0.20
Diluted	4.53	6.34	0.20
Weighted average number of Class A and Class B shares outstanding
Basic	303,815,518	323,241,474	323,241,474
Diluted	311,570,884	334,864,888	334,864,888

(1)                                  These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	5	7	0.2
Product development	29	42	1.3
Sales, general and administrative	22	35	1.1

YANDEX N.V.

Unaudited Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Year ended December 31,
	2010*	2011	2011
	RUR	RUR	$
Revenues	12,500	20,033	622.2
Operating costs and expenses:
Cost of revenues(1)	2,585	4,707	146.2
Product development(1)	2,073	3,124	97.0
Sales, general and administrative(1)	1,838	3,294	102.3
Depreciation and amortization	1,181	1,874	58.2

Total operating costs and expenses	7,677	12,999	403.7

Income from operations	4,823	7,034	218.5
Interest income	156	222	6.9
Other income, net	24	62	1.9
Net income before income taxes	5,003	7,318	227.3
Provision for income taxes	1,186	1,545	48.0

Net income	3,817	5,773	179.3

Net income per Class A and Class B share:
Basic	12.56	18.30	0.57
Diluted	12.37	17.59	0.55
Weighted average number of Class A and Class B shares outstanding
Basic	303,817,388	315,541,639	315,541,639
Diluted	308,580,600	328,155,087	328,155,087

(1)                                  These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	16	26	0.8
Product development	87	153	4.8
Sales, general and administrative	57	150	4.6

* Derived from audited financial statements

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended December 31,
	2010	2011	2011
	RUR	RUR	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	1,410	2,123	65.9
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	337	553	17.2
Amortization of acquisition-related intangible assets	6	29	0.9
Share-based compensation expense	56	70	2.2
Deferred income taxes	21	(7)	(0.2)
Foreign exchange losses/(gains)	5	(6)	(0.2)
Other	—	19	0.6
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(234)	(296)	(9.2)
Funds receivable	(3)	(76)	(2.4)
Prepaid expenses and other assets	181	(333)	(10.3)
Accounts payable and accrued liabilities	332	274	8.5
Deferred revenue	125	174	5.4
Funds payable and amounts due to customers	119	212	6.6
Net cash provided by operating activities	2,355	2,736	85.0

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment	(712)	(1,749)	(54.3)
Acquisitions of businesses, net of cash acquired	(1)	(735)	(22.8)
Investments in non-marketable equity securities	1	—	—
Investments in debt securities	—	(3,429)	(106.5)
Investments in term deposits	(1,914)	(4,291)	(133.3)
Maturities of term deposits	2,307	5,174	160.6
Escrow cash deposit	—	(433)	(13.4)
Net cash used in investing activities	(319)	(5,463)	(169.7)

CASH FLOWS (USED IN)/PROVIDED BY FINANCING ACTIVITIES:
Dividends paid	—	—	—
Ordinary shares issuance costs	—	(5)	(0.2)
Proceeds from issuance of ordinary shares	—	—	—
Proceeds from exercise of share options	—	89	2.8
Repurchase of share options	—	—	—

Net cash (used in)/provided by financing activities	—	84	2.6

Effect of exchange rate changes on cash and cash equivalents	(20)	312	9.7

Net change in cash and cash equivalents	2,016	(2,331)	(72.4)

Cash and cash equivalents at beginning of period	1,355	8,653	268.8

Cash and cash equivalents at end of period	3,371	6,322	196.4

YANDEX N.V.

Unaudited Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Years ended December 31,
	2010*	2011	2011
	RUR	RUR	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	3,817	5,773	179.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	1,147	1,826	56.7
Amortization of acquisition-related intangible assets	34	48	1.5
Share-based compensation expense	160	286	8.9
Deferred income taxes	2	(169)	(5.3)
Foreign exchange gains	(11)	(101)	(3.1)
Other	—	40	1.2
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(437)	(434)	(13.5)
Funds receivable	(3)	(125)	(3.9)
Prepaid expenses and other assets	176	(1,092)	(33.9)
Accounts payable and accrued liabilities	641	1,045	32.5
Deferred revenue	166	348	10.8
Funds payable and amounts due to customers	271	349	10.9
Net cash provided by operating activities	5,963	7,794	242.1

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment	(2,199)	(5,566)	(172.9)
Acquisitions of businesses, net of cash acquired	(143)	(735)	(22.9)
Investments in non-marketable equity securities	(92)	(478)	(14.8)
Investments in debt securities	—	(6,548)	(203.4)
Investments in term deposits	(5,248)	(13,519)	(419.9)
Maturities of term deposits	3,616	9,485	294.6
Escrow cash deposit	—	(433)	(13.4)
Net cash used in investing activities	(4,066)	(17,794)	(552.7)

CASH FLOWS (USED IN)/PROVIDED BY FINANCING ACTIVITIES:
Dividends paid	(906)	—	—
Ordinary shares issuance costs	—	(28)	(0.9)
Proceeds from issuance of ordinary shares	—	11,403	354.2
Proceeds from exercise of share options	1	231	7.2
Repurchase of share options	(2)	(8)	(0.3)

Net cash (used in)/provided by financing activities	(907)	11,598	360.2

Effect of exchange rate changes on cash and cash equivalents	(24)	1,353	42.1

Net change in cash and cash equivalents	966	2,951	91.7

Cash and cash equivalents at beginning of period	2,405	3,371	104.7

Cash and cash equivalents at end of period	3,371	6,322	196.4

* Derived from audited financial statements

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE US GAAP MEASURES

Reconciliation of Ex-TAC Revenues to US GAAP Revenues

	Three months ended December 31,			Twelve months ended December 31,
In RUR millions	2010	2011	Change	2010	2011	Change
Total revenues	4,125	6,439	56%	12,500	20,033	60%
Less: traffic acquisition costs (TAC)	507	1,002	98%	1,573	2,998	91%
Ex-TAC revenues	3,618	5,437	50%	10,927	17,035	56%

Reconciliation of Adjusted EBITDA to US GAAP Net Income

	Three months ended December 31,			Twelve months ended December 31,
In RUR millions	2010	2011	Change	2010	2011	Change
Net income	1,410	2,123	51%	3,817	5,773	51%
Add: depreciation and amortization	343	582	70%	1,181	1,874	59%
Add: share-based compensation (SBC) expense	56	84	50%	160	329	106%
Less: interest income	(46)	(105)	128%	(156)	(222)	42%
Add: other expense / (income), net	2	12	n/m	(24)	(62)	n/m
Add: provision for income taxes	441	573	30%	1,186	1,545	30%
Adjusted EBITDA	2,206	3,269	48%	6,164	9,237	50%

Reconciliation of Adjusted Net Income to US GAAP Net Income

	Three months ended December 31,			Twelve months ended December 31,
In RUR millions	2010	2011	Change	2010	2011	Change
Net income	1,410	2,123	51%	3,817	5,773	51%
Add: SBC expense	56	84	50%	160	329	106%
Less: reduction in income tax attributable to SBC expense	—	(4)	n/m	—	(13)	n/m
Add: foreign exchange loss /(gain)	5	(6)	n/m	(11)	(101)	818%
Less: reduction / (increase) in income tax attributable to foreign exchange loss /(gain)	(1)	1	n/m	2	15	n/m
Adjusted net income	1,470	2,198	50%	3,968	6,003	51%

Reconciliation of Adjusted EBITDA Margin and Adjusted Ex-TAC EBITDA Margin to US GAAP Net Income Margin for the Three Months and Twelve Months Ended December 31, 2011

In RUR millions		US GAAP Actual	Net Income Margin (1)	Adjustment (2)	Adjusted EBITDA	Adjusted EBITDA Margin (3)	Adjusted Ex-TAC EBITDA Margin (4)
Three months ended December 31, 2011	Net income	2,123	33.0%	1,146	3,269	50.8%	60.1%
Twelve months ended December 31, 2011	Net income	5,773	28.8%	3,464	9,237	46.1%	54.2%

(1)	Net income margin is defined as net income divided by total revenues.
(2)

Adjusted to eliminate depreciation and amortization expense, SBC expense, interest income, other income/(expense), net, and provision for income taxes. For a reconciliation of adjusted EBITDA to net income, please see the table above.

(3)	Adjusted EBITDA margin is defined as adjusted EBITDA divided by total revenues.
(4)	Adjusted ex-TAC EBITDA margin is defined as adjusted EBITDA divided by ex-TAC revenues. For a reconciliation of ex-TAC revenues to US GAAP revenues, please see the table above.

Reconciliation of Adjusted Net Income Margin and Adjusted Ex-TAC Net Income Margin to US GAAP Net Income Margin for the Three Months and Twelve Months Ended December 31, 2011

In RUR millions		US GAAP Actual	Net Income Margin (1)	Adjustment (2)	Adjusted Net Income	Adjusted Net Income Margin (3)	Adjusted Ex-TAC Net Income Margin (4)
Three months ended December 31, 2011	Net income	2,123	33.0%	75	2,198	34.1%	40.4%
Twelve months ended December 31, 2011	Net income	5,773	28.8%	230	6,003	30.0%	35.2%

(1)	Net income margin is defined as net income divided by total revenues.
(2)

Adjusted to eliminate SBC expense (as adjusted for the income tax reduction attributable to SBC expense) and foreign exchange losses (less foreign exchange gains) (as adjusted for the (reduction) increase in income tax attributable to the loss (gain)). For a reconciliation of adjusted net income to net income, please see the table above.

(3)	Adjusted net income margin is defined as adjusted net income divided by total revenues.
(4)	Adjusted ex-TAC net income margin is defined as adjusted net income divided by ex-TAC revenues. For a reconciliation of ex-TAC revenues to US GAAP revenues, please see the table above.